EXHIBIT 11

STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

INCOME PER SHARE

Computation of income per share

(in thousands, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004

Net income	$2,225	$1,139	$633	$359
Weighted average shares of common stock outstanding	72,372	70,833	72,142	62,776
Weighted average shares of common stock held for former Women.com stockholders not yet tendered	53	56	53	56
Weighted average shares of common stock held for former Promotions.com stockholders not yet tendered	2	2	2	2
Adjusted weighted average shares of common stock outstanding used in computing basic net income per share	72,427	70,891	72,197	62,834
Adjusted weighted average shares of common stock outstanding used in computing diluted net income per share	76,586	75,230	76,346	67,902
Basic and diluted net income per share – pro forma	$0.03	$0.02	$0.01	$0.01